SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                                 Metro-Tel Corp.
                                (Name of Issuer)

                     Common Stock, par value $.025 per share
                         (Title of class of securities)

                                   591629-10-9
                                 (CUSIP Number)

                                Lloyd Frank, Esq.
                       Parker Chapin Flattau & Klimpl, LLP
                           1211 Avenue of the Americas
                            New York, New York 10036
                                  212-704-6000
            (Person Authorized to Receive Notices and Communications)

                                November 1, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

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CUSIP No.   591629-10-9             13D                   Page 2 of 6 Pages



 1      NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        William K. Steiner


 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                 (b)  [ ]
 3      SEC USE ONLY

 4      SOURCE OF FUNDS*
        N/A

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

 6      CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES


   NUMBER OF           7     SOLE VOTING POWER
    SHARES                   2,370,477

 BENEFICIALLY          8     SHARED VOTING POWER
   OWNED BY                  -0-

     EACH              9     SOLE DISPOSITIVE POWER
   REPORTING                 2,370,477

      PERSON          10     SHARED DISPOSITIVE POWER
       WITH                  -0-


 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
         2,370,477

 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         34.5%

 14      TYPE OF REPORTING PERSON*
         IN

--------------------------------------------------------------------------------

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CUSIP No.   591629-10-9             13D                   Page 3 of 6 Pages



                                  Schedule 13D


Item 1.  Security and Issuer

         This  statement   relates  to  the  Common  Stock  of  Metro-Tel  Corp.
("Metro-Tel"). Metro-Tel's executive offices are located at 290 N.E. 68 Street, Miami, Florida 33138.

Item 2.  Identity and Background

                  (a) This statement is filed by William K. Steiner ("Mr. Steiner" or the "Reporting Person").

                  (b) The address of the principal business office of Mr. Steiner is c/o Steiner - Atlantic Corp., 290 N.E. 68 Street, Miami, Florida 33138.

                  (c) Mr. Steiner is Chairman of the Board of Steiner-Atlantic Corp., 290 N.E. 68 Street, Miami, Florida 33138, a supplier of dry cleaning equipment, industrial laundry equipment and steam boilers, and a wholly-owned subsidiary of Metro-Tel.

                  (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

                  (f)      The  Reporting  Person  is a  citizen  of the  United
                           States.

Item 3.  Source and Amount of Funds or Other Consideration

         Pursuant to the Agreement of Merger among Metro-Tel, Metro-Tel Acquisition Corp. (a wholly-owned subsidiary of Metro-Tel), Steiner-Atlantic Corp. ("Steiner"), Mr. Steiner and Michael S. Steiner ("Merger Agreement"), the Reporting Person received 2,360,477 shares of Common Stock

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CUSIP No.   591629-10-9             13D                   Page 4 of 6 Pages



of Metro-Tel in exchange for shares of Common Stock owned by the Reporting Person of Steiner. No funds were used or are to be used in connection with the Reporting Person's acquisition of such shares of Metro-Tel's Common Stock.

Item 4.  Purpose of Transaction

         The purpose of the transaction is to acquire control of Metro-Tel pursuant to the Merger Agreement described in Item 3. Pursuant to the Merger Agreement, Metro-Tel Acquisition Corp has been merged with and into Steiner, Steiner became a wholly-owned subsidiary of Metro-Tel and Mr. Steiner and Michael S. Steiner, the stockholders of Steiner, each received 2,360,477 shares of Common Stock of Metro-Tel (the shares issued to Mr. Steiner and Michael S.
Steiner representing, in the aggregate, approximately 69% of the outstanding shares of Common Stock of Metro-Tel following the Merger). Except as contemplated by the Merger Agreement, the Reporting Person does not have any present plans or proposals (although the right to develop such plans or proposals is reserved) that relate to or would result in: (i) the acquisition of additional securities of Metro-Tel's shares of Common Stock or the disposition of securities of Metro-Tel; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of Metro-Tel or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of Metro-Tel or any of its subsidiaries; (iv) any change in the present board of directors or management of Metro-Tel, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of Metro-Tel;
(vi) any other material change in Metro-Tel's  business or corporate  structure,
(vii) any changes in Metro-Tel's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Metro-Tel by any person; (viii) causing a class of securities of Metro-Tel to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of Metro-Tel to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

                                           Number of            Percent of
             Name                           Shares                Class
             ----                          ---------            ----------

             William K. Steiner            2,370,477            34.5%


         Mr. Steiner purchased 10,000 shares of common stock of Metro-Tel on the open market in March 1998 from private funds.

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CUSIP No.   591629-10-9             13D                   Page 5 of 6 Pages



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         To the knowledge of the Reporting Person on the date hereof, except to the extent set forth herein or in the Exhibit herewith, the Reporting Person does not have any contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by Metro-Tel, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

         A summary of the Merger Agreement is provided in Item 4 herein.

Item 7.  Material to be Filed as Exhibits

         Exhibit 1 - Merger Agreement1

--------

1 Incorporated by reference to Exhibit A of Metro-Tel's definitive Proxy Statement filed on October 5, 1998 (File No. 0-9040).


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CUSIP No.   591629-10-9             13D                   Page 6 of 6 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 6, 1998


                                                          /s/ William K. Steiner
                                                         -----------------------
                                                              William K. Steiner